Mail Stop 4561
via fax (925) 236-4321

January 14, 2009

John S. Chen
President and Chief Executive Officer
Sybase, Inc.
One Sybase Drive
Dublin, CA 94568

       Re: **Sybase, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed on February 29, 2008
              File No. 001-16493

Dear Mr. Chen:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                       Sincerely,

                       Kathleen Collins
                       Accounting Branch Chief